Exhibit 12.1

United States Steel Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Year Ended December 31,
(Dollars in Millions)	2012	2011	2010	2009	2008

Earnings:
Income (loss) before income taxes and noncontrolling interests	$6	$27	$(385)	$(1,845)	$3,007
Fixed charges, as shown below	306	280	259	211	226
Adjustment for equity (income) loss	(144)	(85)	(20)	29	(93)
Capitalized Interest	(41)	(39)	(16)	(15)	(14)
Distributions from equity affiliates	99	33	6	12	64

Adjusted Earnings (Loss) (A)	$226	$216	$(156)	$(1,608)	$3,190

Fixed charges:
Portion of rentals representing interest	$34	$36	$32	$26	$33
Capitalized interest	41	39	16	15	14
Other interest and fixed charges	231	205	211	170	179

Total fixed charges (B)	$306	$280	$259	$211	$226

Ratio of (A) to (B)	(d )	(c )	(b )	(a )	14.12

(a)	Earnings did not cover fixed charges by $1,819 million.
(b)	Earnings did not cover fixed charges by $415 million.
(c)	Earnings did not cover fixed charges by $64 million.
(d)	Earnings did not cover fixed charges by $80 million.